Mail Stop 3561

April 28, 2008

Mr. Peter Ubaldi, Chief Executive Officer
Homeland Security Network, Inc.
2500 Legacy Drive, Suite 226
Frisco, Texas 75034

      Re: **Homeland Security Network, Inc.**
              Form 10-KSB for the year ended December 31, 2007
              Filed April 15, 2008
              File No. 000-15216

Dear Mr. Ubaldi:

We have reviewed your response letter dated March 11, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2007

Item 8A. Controls and Procedures

1.   Please note we do not consider your current disclosure to comply with the
        guidance set forth under Item 307 of Regulation S-K. In accordance with such
        guidance, you are required to disclose your conclusions as to the effectiveness of
        the disclosures controls and procedures, and specifically state whether the
        Company's disclosure controls and procedures were effective at the end of the
        period covered by the report. Please confirm your understanding of this matter
        and revise future filings to comply with the guidance noted above.

Consolidated Statement of Changes in Shareholders' Equity (Deficit)

2.   We note the issuances of 85,478,808 shares of common stock totaling $2,070,467
        on your shareholders' equity statement for the fiscal year ended December 31,
        2007. We note that the amounts do not agree with the issuance of shares totaling
        $1,100,531 disclosed in the "Recent Sales of Unregistered Securities" and the
        issuances of common stock of $1,976,953 presented within operating activities
        and non-cash activities under supplemental disclosure of cash flow information on
        the face of the statements of cash flows. In this regard, please explain the
        reason(s) for the differences and reconcile the discrepancies. We may have
        further comment upon receipt of your response.

3.   Further, please revise your disclosure in future filings to include all disclosures
        relating to issuance of common stock (e.g. interest, services, commissions,
        purchase of software, settlement of note payable and related party advances, etc..).
        To the extent significant amounts of stock are issued, you should disclose in the
        notes to your financial statements to the nature of each transaction, the number of
        shares issued, the share price and whether the share price represents fair value at
        the time of issuance. Your revised disclosure should be disclosed in similar detail
        as presented in Part II, Item 5 - "Recent Sales of Unregistered Securities," and
        should reconcile to the statements of equity and cash flows.

Notes to Audited Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition

4.   We note your response to prior comment number two. Please expand your
        revenue recognition policy in future filings (beginning with your Form 10-QSB
        for the quarter ended March 31, 2008) to disclose in clear and robust detail all
        deliverables bundled in your product and service offering (e.g. radio transmitter,

hosted software, data transmission network, etc..) and how such bundled deliverables meet the criteria for revenue recognition under paragraph 9 of EITF 00-21. Your revised disclosure should include, but not be limited to, the information provided to us in your response. Also, tell us and describe in your revenue recognition footnote, how you determined that there is objective and reliable evidence of fair value of the undelivered items (i.e. hosting service and data transmission service) in your arrangements for you to recognize the radio transmitter separate from the hosting and data transmission services. Also, we note in your revenue recognition footnote that you recognize revenue on product sales upon shipment, which is prior to the installation of the related products on the consumer's vehicle or other valuable assets. Please tell us and state in your revised footnote whether you are responsible for the installation of such related products and if so, why you believe upfront revenue recognition of the product (i.e. radio transmitter) upon shipment and prior to installation is appropriate. We may have further comment upon receipt of your response.

Note 7. Capitalized Software Costs

5.   We note your response to our prior comment number three that you were incorrect with your revenue recognition analysis and as a result, your accounting policy for capitalized software costs should be accounted for in accordance with SOP 98-1. However, your capitalized software costs footnote contain in Note 7 to your consolidated financial statements of your most recently filed Form 10-KSB for the fiscal year ended December 31, 2007 still states that you account for the development of cost of software under the guidance of SFAS 86 which is inconsistent with your response to us. In this regard, please revise your footnote in future filings beginning with your Form 10-QSB for the quarter ended March 31, 2008 to disclose your revised accounting policy and reference the correct accounting guidance under which you account for your software development costs.

Note 9. Notes Payable

6.   We note your disclosures that debt that has matured was renegotiated and extended terms have been agreed between the parties. In future filings, please disclose the terms including changes in covenants, maturity dates, and interest rates rather than stating the old maturity date has been extended.

Note 11. Related Party Transactions

7.   Your disclosure indicates that 5,903,840 shares of R-144 common stock were
      issued to Rodwell Software Systems, Inc. (RSSI) for the acquisition of software
      and technology. Please tell us is what is meant by "R-144" common stock and
      how it differs from other common stock issued by the company. Tell us how you
      accounted for the transaction, including how you evaluated whether the
      transaction should be accounted for as a purchase of assets or an acquisition of a
      business in accordance with SFAS 141. As part of your response, please provide
      us with the accounting literature that you relied upon in determining your
      accounting treatment.

Note 12. Line of Credit

8.   We note that the company has opened an inventory line of credit with Lenders
      Funding. Please tell us and revise future filing to include disclosure of the
      opening of the line of credit and its related terms in the notes to your financial
      statements. Please ensure that all future filings contain disclosures of significant
      events in both the notes to the financial statements and MD&A. Any amounts
      outstanding should be disclosed.

Note 13. Divestiture of Subsidiary

9.   We note during April 2007, you sold three of your subsidiaries to Monet
      Acquisition Corp (Monet). It is unclear from your footnotes what consideration
      was received in exchange for your subsidiaries. In this regard, please tell us and
      revise your footnote in future filings to disclose the consideration received from
      Monet, if any, for the sale of your three subsidiaries. Further, explain why Monet
      was willing to advanced funds of $95,000 in connection with the sale of your
      subsidiaries. As part of your response, please tell us how the sale was recorded
      within your financial statements.

Exhibits 31.1 and 31.2 for Forms 10-QSB for the quarters ended March 31, 2007, June
30, 2007, and September 30, 2007 and Form 10-KSB for the year ended December 31,
2007

10.   As requested in our prior comment letters dated October 10, 2006 and January 30,
      2007, please revise your certifications to follow the exact form prescribed in Item
      601(b)(31) of Regulation S-B. Again, given that our letters were sent prior to
      your filing of the Forms 10-QSB for all quarters ended in 2007, we expect such
      changes to have been made. Please ensure that all future filings follow the proper
      wording as prescribed in Regulation S-B.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief